

October 20, 2014

Via E-mail
Robert S. Apatoff
President, Chief Executive Officer and Director
FTD Companies, Inc.
3113 Woodcreek Drive
Downers Grove, IL 60515

> **Re: FTD Companies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 23, 2014**
> **File No. 001-35901**

Dear Mr. Apatoff:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your disclosure to include an analysis of the exemption from registration you are relying on in connection with the issuance of common stock as part of your stock purchase agreement.

Summary, page 1

Opinion of FTD's Financial Advisor, page 4

2. Please disclose here and elsewhere in your proxy statement, as applicable, that Moelis has consented to use of the opinion in the document**.**

The Transaction, page 41

Background of the Transaction, page 43

3. We note your disclosure on page 45 that FTD's preliminary acquisition consisted of "approximately $430 million plus potential additional value for the developing and non-perishable businesses of Provide Commerce." We also note the statement that "LIC's initial response to FTD's preliminary proposal was to indicate a willingness to reduce the purchase price for Provide Commerce to approximately $537.8 million." Please provide further disclosure regarding the additional value of Provide Commerce's other businesses, as well as provide the rationale for LIC's willingness to reduce the purchase price of Provide Commerce.

4. Please provide further disclosure regarding the decision to exclude the RedEnvelope business from the transaction, rather than include it and subsequently wind it down, as discussed on page 47.

5. Please provide further details regarding the results of Provide Commerce's operations for the six months ended June 30, 2014, including but not limited to the reason that such results led to the reduction in purchase price to $430 million, and any impact of such results on the timing of the closing of the transaction.

The Stock Purchase Agreement, page 70

Representations and Warranties, page 70

6. We note your statement that "[t]he representations and warranties described below *are* solely for the benefit of the parties to the stock purchase agreement [. . .]." (emphasis added) Please revise to clarify that the representations and warranties *were made* solely for the benefit of the parties to the agreement.

7. We note your disclosure that "You should not rely on the representations or warranties or any description thereof as characterizations of the actual state of facts or conditions of FTD, LIC, Provide Commerce or any of their respective subsidiaries or affiliates." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements included in the filing not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties or covenants in the Merger Agreement, you have or will provide corrective disclosure. Furthermore, please revise to remove any potential implication that the information in your agreement does not constitute public disclosure under the federal securities laws.

Definitive Additional Soliciting Materials filed October 2, 2014

8. Please file additional soliciting material under cover of Schedule 14A no later than the date the material is first published, sent or given to security holders, as required by Rule 14a-12(b). In this regard, it appears that each of the (i) transcript of your second quarter 2014 earnings call, dated August 12, and (ii) article issued by the Society of American Florists, including an interview with your president and CEO, Robert S. Apatoff, dated October 1, may not have been timely filed. Please advise, and confirm that future additional soliciting materials will be filed on the day they are first published or provided to security holders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3264 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director